UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16

Under the Securities Exchange Act of 1934

For the Month of December 2017

Commission file number 001-14184

B.O.S Better Online Solutions Ltd.

(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

B.O.S Better Online Solutions Ltd.

B.O.S 2017 Annual General Meeting of Shareholders Adjourned to December 12, 2017

At the 2017 Annual General Meeting held today, the shareholders present, in person or by proxy, did not constitute a quorum.

According to the Company’s Amended and Restated Articles of Associations, the meeting was adjourned for one week, to the same day, time and place (i.e. Tuesday, December 12, 2017, at 4 P.M. local time, at the Company's offices, 20 Freiman Street, Rishon LeZion, Israel), at which time the meeting shall take place with any number of participants.

The Company will continue to receive proxies from shareholders until 48 hours prior to the time of the adjourned meeting. Shareholders are urged to follow the instructions on their proxy cards and to vote their shares. All votes previously submitted will be applied towards the adjourned meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S Better Online Solutions Ltd.
(Registrant)

By:	/s/ Eyal Cohen
Eyal Cohen
Co-Chief Executive Officer and Chief Financial Officer

Dated: December 5, 2017